NAME OF REGISTRANT:
FRANKLIN STRATEGIC MORTGAGE PORTFOLIO
File No. 811-7288

EXHIBIT ITEM No. 77I(e): Legal Proceedings

REGULATORY MATTERS

Massachusetts Administrative Proceeding

      On February 4, 2004, the Securities Division of the
      Office of the Secretary of the Commonwealth of Massachusetts filed an administrative complaint against Franklin Resources, Inc. and certain of its subsidiaries (the "Company"), alleging violations of the Massachusetts Uniform Securities Act. The complaint arises from activity that occurred in 2001 during which time an officer of a Company subsidiary was negotiating an agreement with an investor relating to investments in a mutual fund and a hedge fund.

      The Fund, in addition to other entities within Franklin Templeton Investments, including the Company and other funds, has been named in shareholder class and derivative lawsuits related to the matter described above, as well as actions seeking the return of certain management and other fees to the Fund. The Fund's management believes that the claims made in the lawsuits are without merit and it intends to defend vigorously against the allegations.
      It is anticipated that the Fund may be named in additional similar civil actions related to the matter described above.

      In addition, as part of ongoing investigations by the U.S. Securities and Exchange Commission (the "SEC"), the U.S. Attorney for the Northern District of California, the New York Attorney General, the
      California Attorney General, the U.S. Attorney for the District of Massachusetts, the Florida Department of Financial Services, and the Commissioner of Securities and the Attorney General of the State of West Virginia, relating to certain practices in the mutual fund industry, including late trading, market timing and sales compensation arrangements, the Company and its subsidiaries, as well as certain current or former executives and employees of the Company, have received requests for information and/or subpoenas to testify or produce documents. The
      Company and its current employees are providing documents and information in response to these requests and subpoenas. In addition, the Company has responded to requests for similar kinds of information from regulatory authorities in some of the foreign countries where the Company conducts its global asset management business.

      The Staff of the SEC has informed the Company that it intends to recommend that the Commission authorize an action against the Fund's investment adviser relating to the frequent trading issues that are the subject of the SEC's investigation. These issues were previously disclosed as being under investigation by government authorities and the subject of an internal inquiry by the Company in its Annual Report on Form
      10-K and on its public website. The Company currently is in discussions with the SEC Staff in an effort to resolve the issues raised in their investigation. The impact, if any, of these matters on the Fund is uncertain at this time. If the Company finds that it bears responsibility for any unlawful or improper conduct, it is committed to making the Fund or its shareholders whole, as appropriate.